Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-112798

                    Prospectus Supplement Dated May 10, 2006
               (To Prospectus dated December 29, 2005 and filed on
                     December 30, 2005 File No. 333-112798)

                        COMPOSITE TECHNOLOGY CORPORATION

                                   PROSPECTUS

                        28,061,734 shares of Common Stock

      This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

      This Prospectus Supplement supplements our prospectus dated December 29, 2005 with the following additions and changes:

      1) Update our prospectus dated December 29, 2005 with the attached following document:

            a. Financial Information for the quarterly period ended: March 31, 2006.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

                                INDEX TO FILINGS

                                                                         Annex

Financial Information for the quarterly period ended: March 31, 2006       A

                                                                         Annex A

                             FINANCIAL STATEMENTS

                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                March 31,       September
                                                                  2006          30, 2005
                                                              ------------    ------------
                                                               (unaudited)      (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                     $    671,356    $    807,815
Accounts receivable, net of reserve of $ 2.5m and $2.5m            145,633          56,998
Inventory                                                        2,757,481       1,233,334
Prepaid expenses and other current asset                           478,133         395,978
                                                              ------------    ------------
Total current assets                                             4,052,603       2,494,125

PROPERTY AND EQUIPMENT, net                                      2,636,782       2,765,609
OTHER ASSETS                                                       275,963         511,581
                                                              ------------    ------------
TOTAL ASSETS                                                  $  6,965,348    $  5,771,315
                                                              ============    ============
LIABILITIES AND SHAREHOLDER EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts Payable                                              $  2,115,586    $  2,315,214
Accrued Payroll                                                    220,037         131,803
Accrued officer compensation                                       255,619            --
Accrued Interest                                                      --           341,469
Due to Affiliate                                                    77,760          97,200
Deferred revenue                                                   114,383         621,748
Liabilities subject to compromise                                     --         1,625,520
Deferred gain on sale of fixed assets                               11,995          19,052
Deferred rent                                                      198,677         170,294
Accrued litigation settlements                                        --        14,244,792
Convertible notes, current, net of unamortized debt
  discount of $1,661,995 and $0                                  1,838,005            --
Lease obligation - current                                         426,321         403,191
                                                              ------------    ------------
Total current liabilities                                        5,258,382      19,970,285

LONG TERM LIABILITIES
Convertible notes, net of current portion, net of
  unamoritzed debt discount of $0 and $0                         6,380,250      10,860,442
Lease obligation - long-term                                       223,761         444,696
                                                              ------------    ------------
Total long-term liabilities                                      6,604,011      11,305,138
                                                              ------------    ------------
Total Liabilities                                               11,862,394    $ 31,275,421
                                                              ------------    ------------
SHAREHOLDER'S DEFICIT
Common stock, $.001 par value 200,000,000 shares authorized
135,329,914 and 118,744,359 issued and outstanding                 135,330         118,744
Additional paid-in capital                                      75,323,942      40,979,912
Accumulated Deficit                                            (80,356,318)    (66,602,763)
                                                              ------------    ------------
Total shareholder's Deficit                                     (4,897,046)    (25,504,106)
                                                              ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                   $  6,965,348    $  5,771,315
                                                              ============    ============

The accompanying notes are an integral part of these financial statements

                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
                                   (UNAUDITED)
              AND FOR THE SIX MONTHS ENDED MARCH 31, 2006 AND 2005
                                   (UNAUDITED)



                                                  Three Months ended  Three Months ended    Six Month ended     Six Months ended
                                                    March 31, 2006      March 31, 2005       March 31, 2006      March 31, 2005
                                                                           Restated                                 Restated
                                                  ------------------  ------------------    ---------------     --------------
Revenue:
     Product Sales                                   $   1,030,528       $        --         $   1,053,420       $      46,485
     Consulting Revenue                                       --                  --               550,000                --
                                                     -------------       -------------       -------------       -------------

Total Revenue                                        $   1,030,528       $        --         $   1,603,420       $      46,485

Cost of product sales sold                                 977,112                --               993,792              30,894
Cost of consulting revenue                                    --                  --               304,787                --
                                                     -------------       -------------       -------------       -------------

Gross margin                                         $      53,416       $        --         $     304,841       $      15,591

OPERATING EXPENSES
Officer compensation                                       112,364              71,452             214,494             156,838
General and administrative                                 993,742             783,230           1,900,906           1,381,837
Legal, professional, & consulting                          607,407           1,308,586           1,668,027           2,140,893
Research and development                                 1,261,587           1,139,749           2,606,457           2,219,400
Sales and Marketing                                        381,528             232,453             764,363             505,242
Depreciation                                               200,408             124,952             392,053             236,328
Reorganization Expense - Bankruptcy legal fees             289,860                --               573,229                --
                                                     -------------       -------------       -------------       -------------

Total operating expenses                             $   3,846,896       $   3,660,422       $   8,119,529       $   6,640,538
                                                     -------------       -------------       -------------       -------------

LOSS FROM OPERATIONS                                 $  (3,793,480)      $  (3,660,422)      $  (7,814,688)      $  (6,624,947)
                                                     -------------       -------------       -------------       -------------

OTHER INCOME /EXPENSE
Interest expense                                          (479,106)           (964,800)           (697,772)         (1,812,674)
Interest income                                              1,466               5,284              15,711              32,544
Gain on sale of assets                                       3,529                --                 7,057               4,256
Reorganization item - adjustment to
Expense related to modification of warrants                   --                  --              (388,962)               --
Expense related to inducement of
  convertible debt                                      (2,250,005)               --            (2,250,005)               --
carrying value - Convertible Debt                             --                  --            (2,622,240)               --
Carrying value impairment adjustment
on investments in other companies                             --                (1,000)               --                (1,000)
                                                     -------------       -------------       -------------       -------------

Total other income/expense                           $  (2,724,117)      $    (960,516)      $  (5,936,211)      $  (1,776,874)
                                                     -------------       -------------       -------------       -------------
Loss before Income Taxes                             $  (6,517,597)      $  (4,620,938)      $ (13,750,899)      $  (8,401,821)
                                                     -------------       -------------       -------------       -------------
Income Taxes                                                 1,056                --                 2,656                --
                                                     -------------       -------------       -------------       -------------
NET LOSS                                             $  (6,518,653)      $  (4,620,938)      $ (13,753,555)      $  (8,401,821)
                                                     -------------       -------------       -------------       -------------
BASIC AND DILUTED LOSS PER SHARE                     $       (0.05)      $       (0.04)      $       (0.11)      $       (0.07)
                                                     -------------       -------------       -------------       -------------
TOTAL BASIC AND DILUTED LOSS PER SHARE
AVAILABLE TO COMMON SHAREHOLDERS                     $       (0.05)      $       (0.04)      $       (0.11)      $       (0.07)
                                                     -------------       -------------       -------------       -------------
WEIGHT-AVERAGE COMMON SHARES
OUTSTANDING                                            133,487,380         114,227,327         128,950,131         113,020,722
                                                     -------------       -------------       -------------       -------------


The accompanying notes are an integral part of these financial statements

                        COMPOSITE TECHNOLOGY CORPORATION
                                AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE SIX MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED)

                                                                              For the six     For the six
                                                                              months ending   months ending
                                                                             March 31, 2006  March 31, 2005
                                                                             --------------  --------------
                                                                              (unaudited)      (unaudited)
                                                                                                (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                      $(13,753,555)   $ (8,401,821)
Adjustments to reconcile net loss to net cash used in operating activities:
    Net accretion of deferred gain on PP&E                                          (7,057)         (7,048)
    Depreciation                                                                   392,053         236,328
    Deferred rent expense                                                          (19,958)           --
    Inventory reserve                                                              725,616
    Interest on fixed conversion features                                          294,531       1,338,565
    Issuance of common stock for services                                          629,330         271,765
    Issuance of common stock for inducement of debt conversion                   2,250,005            --
    Issuance of warrants for services                                              180,416          86,000
   Compensation expense related to fair value of stock options                     408,031         202,975
   Compensation expense related to modification of stock warrants                  388,691            --
   Reorganization item - adjustment to carrying value of                         2,622,240            --
   convertible debt
   Carrying value impairment adjustment on investments in other                       --             1,000
   companies
(Increase) decrease in Assets:
   Restricted Cash                                                                    --        10,010,060
   Accounts Receivable                                                             (88,635)          1,994
   Inventory                                                                    (2,249,763)       (361,855)
   Prepaid Expenses                                                                271,845         115,911
   Capitalized construction costs                                                  304,787         (11,874)
   Other assets                                                                    (69,169)        (66,668)
Increase (Decrease) in Liabilities
   Accounts payable - trade                                                     (1,642,613)       (269,006)
   Accrued legal settlement                                                        100,000         116,366
   Accrued payroll and related expenses                                             88,234         (13,038)
   Accrued officer compensation                                                       --            (8,942)
   Deferred revenue                                                               (507,365)           --
                                                                              ------------    ------------
Net cash provided by (used in) operating activities                           $ (9,682,336)   $  3,240,711
                                                                              ------------    ------------

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment                                                (263,226)       (784,418)
                                                                              ------------    ------------
Net cash provided by (used in) investing activities                           $   (263,226)   $   (784,418)
                                                                              ------------    ------------

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible debt                                       9,300,000            --
Proceeds from notes payable                                                        200,000            --
Payments on capital lease assets                                                  (197,805)       (147,809)
Proceeds from exercise of options                                                     --           195,000
Proceeds from exercise of warrants                                                 506,908       1,448,621
                                                                              ------------    ------------
Net cash provided by financing activities                                        9,809,103       1,495,812
                                                                              ------------    ------------

Net increase/(decrease) in cash and cash equivalents                              (136,459)   $  3,729,353
CASH AND CASH EQUIVALENTS, BEGINNING OF  PERIOD                               $    807,115    $  2,930,615
                                                                              ------------    ------------

CASH AND CASH EQUIVALENTS, END OF  PERIOD                                     $    671,356    $  6,659,968
                                                                              ------------    ------------

SUPPLEMENTAL DISCLOSERS OF CASH FLOW  INFORMATION
INTEREST PAID                                                                 $    184,575    $    501,690
CASH PAID FOR BANKRUPTCY ITEMS                                                     346,592            --
INCOME TAX PAID                                                                      2,656           1,600

The accompanying notes are an integral part of these financial statements

Supplemental Schedule for Non Cash Financing Activities

During the first six months of fiscal 2006, the Company issued 2,858,913 shares of common stock for the conversion of $4,480,191 of the August, 2004 Convertible Debentures as follows:

      - $680,191 of principal was converted at $1.67 per share into 407,300 shares of common stock

      - $3,800,000 of principal was converted at $1.55 per share into 2,451,613 shares of common stock.

During the first six months of fiscal 2006, the Company issued 7,521,425 shares of common stock for settlement of bankruptcy claims and litigation settlements valued at $14,507,521. On September 30, 2005, $14,244,792 had been recorded as accrued litigation and $262,729 had been recorded as liabilities subject to compromise.

During the first six months of fiscal 2006, the Company issued 232,258 shares of common stock for debt financing services valued at $360,000.

During the first six months of fiscal 2006, the Company issued 73,961 shares of common stock in settlement of Accounts Payable totaling $131,651.

During the first six months of fiscal 2006, the Company issued 200,000 shares of common stock as prepayment for commissions valued at $354,000 in conjunction with a bankruptcy settlement.

During the first six months of fiscal 2006, the Company issued 261,132 shares of common stock in lieu of interest totaling $433,435.

During the first six months of fiscal 2006, in October, 2005 the Company raised $6,000,000 in convertible notes. In conjunction with these notes:

      - The Company issued 1,354,838 warrants and valued the conversion features of the notes and warrants at $1,834,092. Under bankruptcy accounting, the entire balance was expensed as a reorganization item immediately following issuance. See also footnotes 3, 4, 5, and 12.

      - The Company triggered certain anti-dilution provisions in the August, 2004 Convertible debentures including the re-pricing of warrants issued to the debenture holders and a re-setting of the debt conversion price from $1.67 to $1.55. The company re-priced 4,537,538 warrants and recorded an expense charge of $388,962. The Company recorded the intrinsic value of the change to the conversion price at $788,148 as additional debt discount to the August, 2004 debentures. Under bankruptcy accounting, the debt discount was immediately charged to expense as a reorganization item - adjustment to debt carrying value immediately following the re-pricing. See also footnotes 3, 4, 5, and 12.

      - The Company induced full conversion of these notes in January, 2006. The company issued 3,870,972 shares of common stock registered under Bankruptcy code section 1145 at a conversion price of $1.55 per share. To facilitate the conversion and to settle other outstanding issues, the Company issued 1,308,142 unregistered shares valued at the previous trading day's closing market price of $1.72 per share. The company recorded a charge of $2,250,005 to other expense relates to inducement of convertible debt as a result of this transaction. To facilitate this transacation, 78,459 shares of stock valued at $1.72 per share were issued and the Company recorded a charge to legal, professional, and consulting expense of $135,000 for these services.

During the first six months of fiscal 2006, in March, 2006 the Company issued $3,500,000 in convertible notes due September, 2006. In conjunction with these notes 2,750,000 warrants were issued and the company valued the conversion features of the notes and warrants at $1,956,526 which was recorded as a discount to the note principal on the balance sheet. Of the $3,500,000 issued, $200,000 was converted from a short term note payable issued in February, 2006.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Composite Technology Corporation, incorporated in Florida and reincorporated in Nevada, is an Irvine, CA based company providing advanced composite core conductor ("ACCC") cables for electric transmission and distribution lines. The Company operates under four wholly owned subsidiaries incorporated in the State of Nevada: CTC Wind Systems Corporation, CTC Cable Corporation, CTC Towers & Poles Corporation, and Transmission Technology Corporation. The Company's first product is high performance ACCC cable for electric transmission and distribution lines.

ACCC cable is commercially available in the United States and Canada through distribution and purchase agreements between General Cable Industries, Inc. and the Company's wholly owned subsidiary, CTC Cable Corporation and elsewhere worldwide directly from the Company.

NOTE 2 - GOING CONCERN

The Company has received a report from its independent auditors for the year ended September 30, 2005 that includes an explanatory paragraph describing the uncertainty as to the Company's ability to continue as a going concern. These consolidated financial statements contemplate the ability to continue as such and do not include any adjustments that might result from this uncertainty.

Our principal sources of working capital have been private debt issuances and historically, the Company has issued registered stock and unregistered, restricted stock, stock options, and warrants in settlement of both operational and non-operational related liabilities and as a source of funds.

Commercial orders: We announced our initial commercial order of our ACCC cable under the General Cable agreement in May, 2005. From this initial commercial order through April, 2006, we have received cumulative confirmed orders for approximately $3.7 million of our ACCC cable and related ACCC hardware and we have recognized approximately $1.0 million as revenue in fiscal 2005 and $1.1 million in fiscal 2006 to date.

We believe our cash position as of March 31, 2006 of $0.7 million and expected cash flows from revenue orders may not be sufficient to fund operations for the next four calendar quarters. We anticipate that additional cash is needed to fund operations beyond June, 2006 and to the extent required the Company intends to continue the practice of issuing stock, debt or other financial instruments for cash or for payment of services until our cash flows from the sales of our primary products is sufficient to provide cash from operations or if we believe such a financing event would be a sound business strategy.

NOTE 3 - RESTATEMENT OF FINANCIAL STATEMENTS

In May 2006, the Company determined that the accounting treatment of the issuance of warrants in November, 2004 for the release of $10,000,000 from our August, 2004 Debenture issue was improperly expensed to legal, professional, and consulting expense as incurred. During the quarter ended December 31, 2004, we had expensed $1,993,523 which was the fair value of the warrants issued to the debenture holders. Under the guidance of EITF 96-19 "Debtors Accounting of a Modification or Exchange of Debt Instruments" the issuance of the warrants constituted a modification of a convertible debt instruments. Accordingly, the fair value of the additional warrants issued in November 2004 should have been deferred and amortized as an adjustment of interest expense over the remaining term of the debentures using the interest method.

There is no impact to the balance sheet as of September 30, 2005 since as a result of our bankruptcy filing on May 5, 2005 the carrying value of our debt was adjusted to $15,000,000 as of May 5, 2005.

The Statements of Operations for the three and six months ended March 31, 2005 have been restated as follows:

Statement of Operations for Three months ended March 31, 2005

                                                               As Originally  Restatement         As
                                                                    Reported   Adjustment   Restated
                                                               -------------  -----------  ----------
Other Income/Expense
                                                               -------------  -----------  ----------
Interest Expense                                                     783,571      181,229     964,800
                                                               -------------  -----------  ----------
 Net loss                                                          4,439,709      181,229   4,620,938

Statement of Operations for Six months ended March 31, 2005

                                                               As Originally  Restatement         As
                                                                    Reported   Adjustment   Restated
                                                               -------------  -----------  ----------
Operating Expenses
                                                               -------------  -----------  ----------
Legal, Professional, and consulting                                4,134,416   (1,993,523)  2,140,893
                                                               -------------  -----------  ----------
Other Income/Expense
                                                               -------------  -----------  ----------
Interest Expense                                                   1,534,789      277,885   1,812,674
                                                               -------------  -----------  ----------
 Net loss                                                         10,117,459   (1,715,638)  8,401,821

There was no impact on the net loss per share for the three months ending March 31, 2005. The impact on the loss per share for the six months ending March 31, 2005 was a decrease of $0.02 per share.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Composite Technology Corporation (the "Company" or "Composite Technology") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required for complete financial statements. Interim information is unaudited; however, in the opinion of the Company's management, the accompanying unaudited, consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation of the Company's interim financial information. These financial statements and notes should be read in conjunction with the audited financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended September 30, 2005 filed with the Securities and Exchange Commission on December 13, 2005.

The results of operations for the three and six months ended March 31, 2006 are not necessarily indicative of the operating results that may be reported for the fiscal year ending September 30, 2006 or for any other future period.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

REVENUE RECOGNITION

Revenues are recognized based on guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements," as amended (SAB 104). Accordingly, our general revenue recognition policy is to recognize revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and delivery has occurred or services have been rendered.
The Company derives, or seeks to derive revenues from two sources:

(1) Product revenue which includes revenue from the sale of composite core, wrapped composite core, and other electric utility related products.

(2) Consulting revenue, which includes engineering, product design, and service fees that we receive under customer agreements related to the installation and design of our product sale solutions.

In addition to the above general revenue recognition principles prescribed by SAB 104, our specific revenue recognition policies for each revenue source are more fully described below.

PRODUCT SALES. Product revenues are generally recognized when product shipment has been made and title has passed to the end user customer. Product revenues consist primarily of revenue from the sale of: (i) wrapped composite core to utilities either sold directly by the Company or through our distributor, ii) composite core sold to a cable wrapping partner not subject to a distributor agreement and where title passes to the partner, or iii) cable core hardware sold to utility companies. For most product sales, we expect that the terms of sales generally will not contain provisions that will obligate us to provide additional products or services after installation to end users. We recognize revenue: (i) upon shipment when products are shipped FOB shipping point or (ii) upon delivery at the customer's location when products are shipped FOB destination.

CONSULTING REVENUE Consulting revenues are generally recognized as the consulting services are provided. We have entered into service contract agreements with electric utility and utility services companies that generally require us to provide engineering or design services, often in conjunction with current or future product sales. In return, we receive engineering service fees payable in cash. For multiple element contracts where there is no vendor specific objective evidence (VSOE) that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other vendor specific objective evidence becomes available, or until the contract is completed.

During its history, the Company has entered into revenue bearing contracts of a long term duration. Due to a lack of operational history resulting in low reliability of estimates on interim rates of completion of such contracts, revenues associated with long term contracts are recognized on the completed-contract method of accounting. Under this method, billings and costs are accumulated during the period of installation, but no revenues are recorded before the completion of the work. Costs of revenues are capitalized and are recorded in other current assets. Provisions for estimated losses on uncompleted contracts are made at the time such losses are determined. Operating expenses, including indirect costs and administrative expenses, are charged as incurred to periodic income and not allocated to contract costs.

Stock-Based Compensation

Prior to September 30, 2005, we accounted for employee stock option plans based on the intrinsic value method in accordance with Accounting Principles Board
(APB) Opinion No. 25, " Accounting for Stock Issued to Employees," and related Interpretations and had adopted the disclosure requirements of SFAS No. 123, " Accounting for Stock-Based Compensation" (SFAS No.123), as amended by SFAS No. 148, " Accounting for Stock-Based Compensation-Transition and Disclosure " (SFAS No. 148). Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the grant date over the amount an employee must pay to acquire the stock. The Company granted stock options with exercise prices equal to the market price of the underlying stock on the date of grant; therefore, the Company did not record stock-based compensation expense under APB Opinion No. 25.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, " Share-Based Payments" to require that compensation cost relating to share-based payment arrangements be recognized in the financial statements. As of October 1, 2005, we adopted SFAS No. 123R using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of stock options were determined using the Black-Scholes valuation model, which is consistent with our valuation techniques previously utilized for stock options in footnote disclosures required under SFAS No. 123, as amended by SFAS No. 148. Such fair value is recognized as expense over the service period, net of estimated forfeitures. The adoption of SFAS No.123R resulted in no cumulative change in accounting as of the date of adoption.

On September 27, 2001, the FASB Emerging Issues Task Force (EITF) issued EITF Issue 96-18 "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" which requires that equity instruments issued in exchange for services be valued at the more accurate of the fair value of the services provided or the fair value of the equity instruments issued. For equity instruments issued that are subject to a required service period the expense associated with the equity instruments is recorded as the instruments vest or the services are provided. The Company has granted options and warrants to non-employees and recorded the fair value of these equity instruments on the date of issuance using the Black-Scholes valuation model. The Company has granted stock to non-employees for services and values the stock at the more reliable of the market value on the date of issuance or the value of the services provided. For grants subject to vesting or service requirements, the expenses is deferred and is recognized over the more appropriate of the vesting period, or as services are provided.

On March 29, 2005, the Securities and Exchange Commission published Staff Accounting Bulletin No. 107 (SAB 107), which provides the Staff's views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. Information about stock-based compensation included in the results of operations for the quarters and six months ending March 31, 2005 and 2006 is as follows:

                                                Three Months    Three Months    Six Months       Six Months
                                                   Ended           Ended          Ended            Ended
                                                  March 31        March 31       March 31         March 31
                                                    2006            2005           2006             2005
                                                 ----------      ----------      ----------      ----------
Officer Compensation                             $   36,848      $     --        $   73,695      $     --
Legal, Professional and Consulting                  135,000            --           677,226          86,000
Selling and marketing                                 3,158            --             6,317            --
Research and development                            114,953         287,648         153,056         327,973
General and administrative                          108,043            --           174,963            --
                                                 ----------      ----------      ----------      ----------
Totals                                           $  398,002      $  287,648      $1,085,527      $  413,973
                                                 ==========      ==========      ==========      ==========

Our stock options vest on an annual or a quarterly basis. For the remainder of fiscal 2006, we expect stock based compensation expense related to employee stock options of approximately $220,000, and $182,000 before income taxes for the quarters ending June 30, 2006, and September 30, 2006 respectively. We expect stock based compensation related to non-employee stock options to be approximately $83,000 and $14,000 before income taxes for the quarters ending June 30, 2006, and September 30, 2006 respectively. Such amounts may change as a result of additional grants, forfeitures, modifications in assumptions and other factors. SFAS No. 123R provides that income tax effects of share-based payments are recognized in the financial statements for those awards which will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, we would receive a compensation expense deduction related to non-qualified stock options only when those options are exercised and vested shares are received. Accordingly, the financial statement recognition of compensation cost for non-qualified stock options creates a deductible temporary difference which results in a deferred tax asset and a corresponding deferred tax benefit in the income statement. However, since we currently have a full valuation allowance for all of our deferred tax assets, any tax consequences for fiscal 2006 is expected to be negligible to the financial statements.

Convertible Debt

The Company has issued three series of convertible debt securities. Convertible debt is accounted for under the guidelines established by APB Opinion No. 14 Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants (APB14) under the direction of Emerging Issues Task Force (EITF) 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, (EITF 98-5), EITF 00-27 Application of Issue No 98-5 to Certain Convertible Instruments (EITF 00-27), and EITF 05-8 Income Tax Consequences of Issuing Convertible Debt with Beneficial Conversion Feature. Under these guidelines, the Company allocates the value of the proceeds received from a convertible debt transaction between the conversion feature and any other detachable instruments (such as warrants) on a relative fair value basis. The allocated fair value is recorded as a debt discount or premium and is amortized over the expected term of the convertible debt as non-cash interest expense. The company values any warrants issued using the Black-Scholes Merton option pricing model as described and based on the assumptions listed in footnote 5. If the conversion price of a convertible debt issue decreases, the additional intrinsic value of the debt conversion feature, calculated as the number of additional shares issuable due to a conversion price change multiplied by the previous conversion price, is recorded as additional debt discount and amortized over the remaining life of the debt. Both Convertible Debt and any other securities such as detachable warrants are also reviewed to determine the applicability of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, the guidance issued in EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, and related SEC and AICPA Interpretations of this guidance. If a security is determined to be a derivative instrument and is required to be accounted for as a liability, as opposed to equity, the derivative security is valued on the issuance date and is recorded as a derivative liability. Any securities determined to be derivative liabilities are revalued on each subsequent reporting period and any change to their value is recorded to the Statement of Operations as an Other Income or Expense item.

Under Bankruptcy accounting guidance, namely AICPA Statement of Position 90-7, the Company is required to record its liabilities at the expected settlement amount. Therefore, debt discount that existed prior to the Chapter 11 bankruptcy has been charged to expense as of May 5, 2005 and debt discount incurred during the bankruptcy has been charged to expense as a debt carrying value adjustment on the date the discount was recorded. We effectively exited our Bankruptcy in November, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of CTC and its wholly owned subsidiaries (collectively, the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

Research and Development Expenses

Research and development expenses are charged to operations as incurred.

Accounts Receivable

The Company extends credit to its customers. Collateral is generally not required. Credit losses are provided for in the financial statements based on management's evaluation of historical and current industry trends as well as history with individual customers. Although the Company expects to collect amounts due, actual collections may differ from estimated amounts. As of March 31, 2006, the Company had gross accounts receivable of $2,645,633 and had recorded a reserve of $2,500,000.

Inventory

Inventories consist of our wrapped and unwrapped manufactured composite core and related hardware products and raw materials used in the production of those products. Inventories are valued at the lower of cost or market under the FIFO method. Costs to ship product for sale or for products sold is recorded to costs of goods sold as the expenses are incurred. Products manufactured internally are valued at standard cost which approximates replacement cost. Inventory is periodically evaluated for obsolescence and salability and reserves are recorded for product that is believed by management to be impaired in value. As of March 31, 2006, the company had recorded gross inventory of $3,788,971 and had inventory reserves of $1,031,490.

Business Segments

The Company organizes itself as one segment and conducts its operations in the United States.

The Company sells its products and technology to domestic and international customers. All revenues recognized during the quarters ended March 31, 2005 and 2006 occurred in the United States. The City of Kingman, KS represented 96% of the revenues recognized during the quarter ended March 31, 2006.

Loss Per Share

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following common stock equivalents were excluded from the calculation of diluted loss per share for the three months ended March 31, 2006 and 2005 since their effect would have been anti-dilutive:

                                                  March 31
                                          --------------------------
                                             2006            2005
                                          ----------      ----------
Options for common stock                   7,569,936       6,790,336
Warrants                                  12,462,469      11,211,616
Convertible Debentures, if converted       6,374,355       8,982,036
                                          ----------      ----------
                                          26,406,760      26,983,988
                                          ==========      ==========

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 153  Exchanges of Nonmonetary Assets:

On December 16, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions, Statement 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement 153 is effective for nonmonetary asset exchanges beginning in our second quarter of fiscal 2006. We do not believe adoption of Statement 153 will have a material effect on our consolidated financial position, results of operations or cash flows.

SFAS No. 154  Accounting Changes and Error Corrections:

On June 7, 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of Statement 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

SFAS No. 155

Accounting for Certain Hybrid Financial Instruments: In February, 2006 the FASB issued Statement No. 155 Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. Statement 155 simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; eliminates the interim guidance in Statements 133 and 140 regarding beneficial interest in securitized financial assets and the restrictions on passive derivative instruments that a qualifying special-purpose entity may hold. Statement 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe adoption of Statement 155 will have a material effect on our consolidated financial position, results of operations, or cash flows.

SFAS No. 156

Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140: In March, 2006 the FASB issued Statement No. 156 Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140. Statement 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset under certain conditions, and requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. Statement 156 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not believe adoption of Statement 156 will have a material effect on our consolidated financial position, results of operations, or cash flows.

NOTE 5 - BANKRUPTCY

On May 5, 2005 (Petition Date) Composite Technology Corporation filed a voluntary petition for relief under the provisions of Title 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Central District of California under case number SA 05-13107 JR. On October 31, 2005, the Judge John Ryan of the Central district court, Santa Ana division of the US Bankruptcy court approved the Company's Third amended Plan of Reorganization which provided for payment of 100% of creditors allowed claims. On November 1, 2005 the Company paid substantially all of its pre-petition liabilities payable in cash, thereby effectively consummating the plan of Bankruptcy. On November 18, 2005, United States Bankruptcy Judge John Ryan signed and entered the order approving the Company's Third Amended Chapter 11 Plan of Reorganization with non-material modifications that confirms the Company's emergence from bankruptcy.

As discussed in Note 1, for financial reporting purposes, the consolidated financial statements have been prepared on a going concern basis. In addition, the debtor has applied the provisions of the AICPA SOP 90-7, Accounting for Bankruptcies. We have reviewed the guidelines and determined that the following applies to our situation.

- Assets are recorded at net realizable value. As of September 30, 2005 and November 18, 2005, our assets consisted primarily of cash, receivables, inventory, and equipment which were all reviewed for impairment. Based on a review of our asset base, we determined that our carrying value as of September 30, 2005 and November 18, 2005 was equal to the net realizable value of our assets. We therefore determined that there are no requirements to adjust our assets since their book value approximates their net realizable value.

- All pre-petition liabilities subject to compromise have been segregated in the September 30, 2005 Balance Sheet and classified as Liabilities Subject to Compromise, at the estimated amount of allowable claims. December 31, 2005 balances of remaining liabilities subject to compromise were reclassified to conform to pre-bankruptcy classifications. See the table below for additional information.

- We adjusted our convertible debt discount that existed as of the petition date. During the year ending September 30, 2005, coinciding with the filing of our plan of reorganization, we determined that the allowed amount of liability relating to our $15MM Debenture offering of August, 2004 was $15,000,000. Prior to the filing of the plan, the carrying value of the Debentures was determined to be $8,522,545, representing a debt discount due to conversion features of the Convertible Debentures. Prior to the filing of the plan, we had been amortizing this discount to interest expense at approximately $237,190 per month. On May 5, 2005, we recorded an additional $6,477,455 in other expense in the quarter ending June 30, 2005, to adjust the carrying value of the Debentures to $15,000,000.

- In October, 2005 and prior to our emergence from bankruptcy, we received $6,000,000 in exchange for Convertible Debentures and Common Stock Warrants as described in footnotes 5 and 13. We recorded a $1,834,092 discount to the $6,000,000 convertible notes for the value of the warrants and the conversion features of the notes. Under bankruptcy accounting we are required to state our liabilities at the amounts we expect to settle. Therefore, we immediately expensed the $1,834,092 as a carrying value adjustment.

- In conjunction with the $6M financing in October, certain anti-dilution provisions were triggered in the August, 2004 convertible debentures and the warrants held by the debenture holders. We recorded an additional discount of $788,148 for the intrinsic value of the lower conversion price on the remaining principal as of the date of the October financing. Under bankruptcy accounting we are required to state our liabilities at the amounts we expect to settle. Therefore, we immediately expensed the $788,148 as a carrying value adjustment.

- Since we paid our creditors at 100% and modifications to existing contracts and liability are primarily non-financial in nature, we recorded no gains related to the bankruptcy for any liability modification.

- Our bankruptcy related expenses consist primarily of professional fees. During the six months ended March 31, 2006 we incurred $573,229 in bankruptcy related legal and professional fees. We have segregated these fees in our Statement of Operations.

- Interest expense recorded related to the bankruptcy filing consists of 3% annual interest on our pre-petition liabilities and totals $15,720 for fiscal 2005 and $2,841 for the six months ended March 31, 2006.

- We have disclosed the cash payments for reorganization costs as a supplemental disclosure to our Statement of Cash Flows. Reorganization costs consist primarily of trustee fees, and professional services.

- We issued common stock in payment of liabilities upon emergence from bankruptcy. We have disclosed the impact of our share issuances below.

- We determined that we did not qualify for Fresh-Start reporting upon emergence from bankruptcy.

Since we had emerged from bankruptcy on November 18, 2005, presentation of Liabilities subject to compromise was not required as of March 31, 2006. Consistent presentation of liabilities subject to compromise between September 30, 2005 and March 31, 2006 balances are as follows:

                                          Remaining at       September
                                         March 31, 2006      30, 2005
                                           -----------      -----------
Pre-petition Accounts Payable                     --        $ 1,180,202
Accrued Officer Compensation               $   255,619 (1)      255,619
Accrued disputed balances                      101,000 (2)       65,000
Accrued pre-petition interest payable             --             89,286
Accrued pre-petition employee benefits          11,534 (3)       35,413
                                           -----------      -----------
Total                                      $   368,153      $ 1,625,520

(1)   Included as a separate balance sheet line item as of March 31, 2006
(2)   Included in Accounts Payable as of March 31, 2006
(3)   Included in Accrued payroll as of March 31, 2006

The common stock issued during the six months ending March 31, 2006 for payment of litigation related and bankruptcy related liabilities consist of:

                                                         Shares issued
                                                         -------------
Litigation settlements                                       7,175,000
Bankruptcy claim settlements                                   287,301
Debenture interest payable to 9/30/05                          259,790
Pre-petition liabilities and other                              59,124
                                                         -------------
Total Bankruptcy related issuances                           7,781,215

The shares represent 6.0% of the shares issued and outstanding as of March 31, 2006. The issuance of these shares had no incremental impact on the loss per share reported during the quarter ended March 31, 2006.

NOTE 6. EQUITY AND EQUITY-BASED COMPENSATION

On October 1, 2005, the Company adopted SFAS No. 123 (revised 2004), " Share-Based Payment, " (SFAS No. 123R) which was issued in December 2004. SFAS No. 123R revises SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award. SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95, " Statement of Cash Flows ," to require that excess tax benefits be reported as operating and financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows. The Company adopted SFAS No. 123R using the modified prospective method. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

On September 27, 2001, the FASB Emerging Issues Task Force (EITF) issued EITF Issue 96-18 "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" which requires that equity instruments issued in exchange for services be valued at the more accurate of the fair value of the services provided or the fair value of the equity instruments issued. For equity instruments issued that are subject to a required service period, the expense associated with the equity instruments is recorded as the instruments vest or the services are provided. For common stock issued, the fair value is determined to be the closing market price on the date of issuance. For options and warrants issued or granted, the Company values the options and warrants on the date of issuance using the Black-Scholes Merton valuation model. For grants subject to vesting or service requirements, the expenses is deferred and is recognized over the more appropriate of the vesting period, or as services are provided.

Key assumptions used in valuing options and warrants issued in the quarter ended March 31, 2005 are as follows:


Risk Free Rate of Return                3.97%
Volatility                               100%
Dividend yield                             0%

The fair value of the Company's stock-based awards to employees was estimated at the date of grant using the Black-Scholes Merton option-pricing model (Black-Scholes), assuming no dividends and using the valuation assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time outstanding) of the stock options granted was estimated using the historical exercise behavior of employees and the option expiration date. The Company's volatility estimate for option grants varies by the year issued. Due to the lack of an efficient public market in the Company's stock prior to 2003 it was determined that the use of a volatility period that matches the expected term was not meaningful. Options granted prior to January 1, 2004 had their volatility based on historical volatility of 181 days. Options granted in fiscal 2004 had their volatility based on one year and options granted in fiscal 2005 had their volatility based on two years. All volatility calculations were made on a daily basis. The company has valued fiscal 2006 grants using a 3 year volatility.

Expected term                                            3-7 years
Expected and weighted average volatility                    86.27%
Risk-free rate                                          3.33-4.73%

Classification of Stock-Based Compensation Expense

Stock-based compensation expense in the three and six months ended March 31, 2006 and 2005 are as follows:

Stock-based compensation expense in the three and six months ended March 31, 2006 and 2005 are as follows:


                               Three Months   Three Months   Six Months     Six Months
                                  Ended          Ended         Ended           Ended
                                 March 31       March 31      March 31       March 31
                                   2006           2005          2006           2005
                               ------------   ------------   ------------   -----------
Officer Compensation           $     36,848   $       --     $     73,695   $      --
Selling and marketing                 3,158           --            6,317          --
Research and development             23,553           --           38,806          --
General and administrative          108,043           --          174,963          --
                               ------------   ------------   ------------   -----------
Totals                         $    171,602   $       --     $    293,511   $      --
                               ============   ============   ============   ===========

Tax Effect related to Stock-based Compensation Expense

SFAS No. 123R provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company would receive a compensation expense deduction related to non-qualified stock options only when those options are exercised and vested shares are received. Accordingly, the financial statement recognition of compensation cost for non-qualified stock options creates a deductible temporary difference which results in a deferred tax asset and a corresponding deferred tax benefit in the income statement. Due to the uncertainty surrounding the future utility of the Company's deferred tax assets, all deferred tax assets are fully reserved for as of March 31, 2006.

Fair Value Disclosures - Prior to SFAS No. 123R Adoption

Before the adoption of SFAS No. 123R, the Company applied APB Opinion No. 25 to account for its stock-based awards. Under APB Opinion No. 25, the Company was not required to recognize compensation expense for the cost of employee stock options. Had the Company adopted SFAS No. 123 for the first six months of fiscal 2005, the impact would have been as follows:


                                                                                  Three months          Six Months
                                                                                     ended                ended
                                                                                 March 31, 2005       March 31, 2005
                                                                                 --------------       ---------------
Net Loss:
As reported                                                                       $  (4,620,938)      $   (8,401,821)
                                                                                  -------------       --------------
Deduct: Total stock-based employee compensation expense determined under the
fair value based method for all awards, net of tax                                      (99,425)            (195,385)
                                                                                  -------------       --------------
Pro forma                                                                         $  (4,720,363)      $   (8,597,206)
                                                                                  =============       ==============
Basic earnings per share:
As reported                                                                       $       (0.04)      $         (0.7)
Pro forma                                                                         $       (0.04)      $         (0.8)
Diluted earnings per share:
As reported                                                                       $       (0.04)      $         (0.7)
Pro forma                                                                         $       (0.04)      $         (0.8)

COMMON STOCK

During the six months ended March 31, 2006 a total of 230,263 shares of the Company's Common Stock was issued pursuant to exercises of Debenture warrants originally priced at $1.75 per warrant with a revised exercise price of $1.55 for total cash consideration of $356,908.

During the six months ended March 31, 2006, the Company issued a total of 407,300 shares of common stock pursuant to conversions of $680,191 in principal of the August, 2004 convertible debt at a conversion price of $1.67 per share.

During the six months ended March 31, 2006, the Company issued a total of 2,451,613 shares of common stock pursuant to conversions of $3,800,000 in principal of the August, 2004 convertible debt at a conversion price of $1.55 per share.

During the six months ended March 31, 2006, the Company issued a total of 8,088,776 shares of Common stock registered pursuant to Bankruptcy Code 1145 for satisfaction of the following liabilities:

- 6,500,000 shares were issued on November 18, 2005 to the Acquvest and Koch litigation parties on November 18, 2005. On October 31, 2005, the Company agreed to settlement terms with the Acquvest parties litigation. In exchange for a full release of all liability, the Company agreed to issue 6,500,000 shares of common stock. The Company recorded an accrual in accordance with SFAS 5 of $12,675,000 on September 30, 2005 to accrue the liability. The value of the settlement was calculated using a price of $1.95 per share, the closing market price on the day prior to the settlement date.

- 650,000 shares were issued on November 18, 2005 to the Ascendiant litigation parties in settlement of litigation claims and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $1,196,000 as of September 30, 2005. The accrual was valued at the market price on the day prior to August 10, 2005 which was the date when the substantial settlement terms were agreed to.

- 25,000 shares were issued on November 18, 2005 to the Shields litigation parties in settlement of litigation claims and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $45,500 as of September 30, 2005. The accrual was valued at the market price on the day prior to the September 2, 2005 settlement date.

- 200,000 shares were issued on November 18, 2005 to American China Technology Solutions in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The shares were valued at $1.77 per share. The issuance was valued at the market price on the day prior to the October 7, 2005 settlement. Because the settlement will result in future services to be provided by ACTS, the company has recorded a prepaid commissions expense of $354,000 representing commissions on future sales of ACCC cable to China.

- 87,301 shares were issued on November 18, 2005 to John Nunley in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $125,277 as of September 30, 2005. The shares were valued at $1.435 per share. The issuance was valued at the market price on the day prior to the October 1, 2005 settlement.

- 59,124 shares were issued on November 18, 2005 to Composite Support & Solutions in settlement of a bankruptcy claim and pursuant to the order of the US Bankruptcy court on November 18, 2005. The Company had recorded an accrual of $111,744 as of September 30, 2005. The shares were valued at $1.89 per share which was the fair value of the services provided by the claimant prior to May 5, 2005.

- 259,790 shares were issued on November 9, 2005 for payment of $431,355 in interest accrued on the August, 2004 $15 million Debentures from April 1, 2005 to September 30, 2005. The $1.66 per share value was calculated as 93% of the 20 day Volume Weighted Average price for the 20 trading days prior to November 1, 2005 and was pursuant to the terms of the Debenture agreement, as amended.

- 233,600 shares were issued on November 15, 2005 to Ryan Lane for services valued at $362,080 provided in conjunction with the October, 2005 Debenture financing. The $1.55 per share value was determined as equivalent to the conversion price of the $6.0 million debentures.

- 73,961 shares were issued on November 3, 2005 to Mike McIntosh in payment of consulting and intellectual property advisory services valued at $131,577. The Company had received the services prior to September 30, 2005 and had accrued for the expenses in Accounts Payable as of September 30, 2005.

During the six months ended March 31, 2006, the Company issued a total of 3,870,972 shares of common stock pursuant to conversions all of the $6.0 million in principal of the October, 2005 convertible debt at a conversion price of $1.55 per share. These shares were registered pursuant to Bankruptcy Code 1145. As an additional incentive to convert the debt and to resolve all other issues with the holders of the $6.0 million debt, an additional 1,308,142 shares of unregistered common stock were issued. The unregistered shares were valued at the market value on the date prior to settlement at $2,250,000, or $1.72 per share. As appropriate under SFAS 84: induced conversions of convertible debt, the $2,250,000 was expensed to other expense for the quarter and six months ending March 31, 2006.

During the six months ended March 31, 2006, the Company issued a total of 78,489 of unregistered shares of common stock valued at $135,000 in exchange for services rendered in conjunction with the settlement and conversion of the $6.0 million financing entered into in October, 2005.

The unregistered shares issued to induce conversion and the unregistered shares issued for services rendered both carry "piggyback" registration rights on the next available stock registration.

STOCK OPTIONS

Stock Plan

On May 15, 2001, TTC established the 2001 Incentive Compensation Stock Option Plan (the "TTC Plan"). The TTC Plan was administered by the Company's Board of Directors. Under the TTC Plan, the Board had reserved 4,764,000 shares of common stock to support the underlying options which may be granted. As part of TTC's acquisition by CTC on November 3, 2001, the TTC Plan was terminated, and the options were converted into options to purchase shares of CTC's common stock pursuant to the 2002 Non-Qualified Stock Compensation Plan (the "Stock Plan"). The number of shares reserved initially under the Stock Plan was 9,000,000. This number was increased to 14,000,000 on October 24, 2002.

The exercise price of the underlying shares will be determined by the Board of Directors; however, the exercise price may not be lower than 100% of the mean of the last reported bid and asked price of the Company's common stock as quoted on the NASDAQ Bulletin Board or any other exchange or organization. The term of each option will be established by the Board of Directors at the date of issue and may not exceed 10 years. The Plan automatically terminates on May 15, 2021 and no options under the Plan may be granted after May 15, 2011.

The following table summarizes the Stock Plan stock option activity for the six months ended March 31, 2006.

                                                     Average
                                      Number         Exercise
                                    of Options        Price
Outstanding, September 30, 2005      6,167,936      $   0.57
     Granted                         1,525,000      $   1.07
     Exercised                              --
     Cancelled                         123,000      $   2.47
                                    ----------
OUTSTANDING, March 31, 2006          7,569,936      $   0.64
                                    ==========

EXERCISABLE, March 31, 2006          4,279,054      $   0.49
                                    ==========

The weighted-average remaining contractual life of the options outstanding at March 31, 2006 was 4.38 years. The exercise prices of the options outstanding at March 31, 2006 ranged from $0.25 to $4.02, and information relating to these options is as follows:

Range of Exercise   Stock Options    Stock          Weighted Average   Weighted         Weighted Average
Prices              Outstanding      Options        Remaining          Average          Exercise Price of
                                     Exercisable    Contractual Life   Exercise Price   Options Exercisable
                                                    in years           of Options
                                                                       Outstanding
$0.25-0.49             2,720,432      2,393,388         5.5                   $0.30                 $0.30
$0.50-$0.99            2,775,000      1,550,000         5.8                   $0.59                 $0.55
$1.00-$1.49              447,504        170,666         5.7                   $1.06                 $1.00
$1.50-$1.99               50,000         50,000         0.8                   $1.75                 $1.75
$2.00-$2.99              100,000        100,000         0.8                   $2.00                 $2.00
$3.00-$5.00               75,000          7,500         0.1                   $4.02                 $4.02
                          ------          -----

     Total             7,569,936      4,279,054
                       ---------      ---------

As of March 31, 2006, there was $2.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements related to stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.9 years.

WARRANTS

The Company issues warrants to purchase common shares of the Company either as compensation for consulting services, or as additional incentive for investors who purchase unregistered, restricted common stock or Convertible Debentures. The value of warrants issued for compensation is accounted for as a non-cash expense to the Company at the fair value of the warrants issued. The value of warrants issued in conjunction with financing events is either a reduction in paid in capital for common issuances or as a discount for debt issuances. The Company values the warrants at fair value as calculated by using the Black-Scholes Merton option-pricing model.

The following table summarizes the Warrant activity for the six months ending March 31, 2006:

                                              Number         Weighted-Average
                                            of Warrants       Exercise Price
                                            -----------       --------------
Outstanding, September 30, 2005                  8,796,383       $1.40
     Granted                                     4,104,839       $1.87
     Exercised                                     380,263       $1.33
     Cancelled                                      58,500       $1.95
                                                ----------       -----
OUTSTANDING, March 31, 2006                     12,462,469       $1.56
                                                ==========

EXERCISABLE, March  31, 2006                    12,462,469       $1.56
                                                ==========

During the six months ended March 31, 2006 380,263 warrants were exercised for cash proceeds of $506,908 and 58,500 Series R warrants expired unexercised.

We issued 1,354,838 warrants in conjunction with our October, 2005 $6.0 million Convertible Note offering including 193,548 warrants issued to Lane Capital as part of their financing fees and 1,161,290 warrants issued to the note holders. Under the terms of the financing, 50% of the warrants were issued at an exercise price of $1.78 and 50% at an exercise price of $1.94. We valued the warrants using the Black Scholes Merton option pricing model with a volatility of 100%, a risk free rate of 3.97%, a life of 3 years, a 0% dividend rate and a market price of $1.55 at $0.9452 and $0.9191 for the $1.78 and $1.94 warrants respectively. The fair value of the warrants issued to the note holders was used as part of the beneficial conversion feature allocation described in footnote 12 below. The 193,548 warrants issued to Lane Capital were valued at $180,416 and were included in legal and professional expenses during the quarter.

As a result of the financing, we triggered anti-dilution provisions existing in our $15 million August, 2004 Convertible Debentures and related warrants. The warrant exercise prices for the "$1.75 Debenture," "$1.82 Debenture" and "$3.23 Debenture Amendment" warrants were adjusted from their original exercise prices of $1.75, $1.82, and $3.23 respectively. We accounted for the re-pricing by calculating the difference in the fair value of the warrants immediately before the re-pricing to the value of the warrants immediately after the re-pricing. We used the Black-Scholes Merton option pricing model using the following assumptions:

Risk Free Rate                                               3.97%
Volatility                                                   100%
Dividend yield                                               0%
Market price                                                 $1.55
Useful life - $1.76 and $1.82 warrants                       2.9 years
Useful life - $3.23 Debenture amendment warrants             3.1 years

The re-pricing resulted in a warrant value difference per warrant of $0.0367, $0.0487, and $0.2226 for the $1.75, $1.82, and $3.23 warrants respectively resulting in a compensation charge of $388,692 recorded in fiscal 2006 into other expense related to modification of warrants.

The following table summarizes the warrants issued, outstanding, and exercisable as of March 31, 2006:

Warrant Series          Grant Date   Strike Price    Expiration Date      Warrants     Proceeds if    Call
                                                                         remaining      Exercised    feature
"Red Guard"              July, 2001         $1.26         July, 2006      1,897,660     $2,391,052      None
2002 Numbered            June, 2002         $0.50         July, 2006         83,333         41,667      None
"December 2003"          Dec., 2003         $2.04     December, 2008        120,000        244,800       (1)
Debenture $1.75           Aug, 2004     $1.55 (4)       August, 2008      1,496,710      2,319,901      None
Debenture $1.82           Aug, 2004     $1.55 (4)       August, 2008      1,726,973      2,676,808      None
Series S                 Sept, 2004         $1.00         July, 2007      1,277,000      1,277,000       (2)
Series T                 Sept, 2004         $1.00         July, 2008        160,000        160,000      None
Series U                 Sept, 2004         $1.83       August, 2008        512,362        937,622       (3)
Debenture Amend           Nov, 2004     $1.55 (4)     November, 2008      1,083,592      1,679,568      None
Oct 2005 $1.78            Oct, 2005         $1.78      October, 2008        677,419      1,205,806      None
Oct 2005 $1.94            Oct, 2005         $1.94      October, 2008        677,419      1,314,193      None
March 2006 $1.55          Mar, 2006         $1.55        March, 2009        750,001      1,162,502      None
March 2006 $2.00          Mar, 2006         $2.00        March, 2009      2,000,000      4,000,000       (5)
                                                                      -------------  --------------
Total                                                                    12,462,469    $19,410,917

(1) Callable if closing market price is 200% of strike price for 20 consecutive trading days
(2) Callable if closing market price is 200% of strike price for 5 consecutive trading days
(3) Callable if closing market price is 200% of strike price for one trading day
(4) Re-priced pursuant to anti-dilution provisions of the October, 2005 debenture offering
(5) Callable if closing market price is 125% of strike price for 10 consecutive trading days

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment at March 31, 2006 consisted of the following:

Manufacturing equipment                               $ 2,978,776
Office Furniture and equipment                            308,130
Leasehold improvements                                    416,479
                                                      -----------
                                                      $ 3,703,385
Less accumulated depreciation                          (1,066,603)
                                                      -----------
Total                                                 $ 2,636,782
                                                      ===========

Depreciation expense was $392,053 and $236,328, for the six months ended March 31, 2006 and 2005 respectively.

NOTE 8 - INVENTORY

Inventories consist of the following:

                                        March 31,         September
                                          2006             30, 2005
                                       -----------       -----------
Raw Materials                          $ 1,272,288       $   473,007
Finished Goods Available for Sale        1,636,973           970,318
FG Inventory allocated for Sale             68,278            24,681
                                       -----------       -----------
Gross Inventory                        $ 2,977,539       $ 1,468,006
Reserve for Raw Materials                 (171,762)         (186,377)
Reserve for FG Inventory                   (48,296)          (48,296)
                                       -----------       -----------
Net Inventory                          $ 2,757,481       $ 1,233,334
                                       ===========       ===========

Inventory allocated for sale includes products that have: i) been shipped to third parties and is either held for distribution to end-user customers or ii) is awaiting additional processing by our cable wrapping affiliate.

During 2005, we changed certain raw materials used to produce our ACCC core product, in particular our composite core resin mixture. During fiscal 2005, we fully reserved all remaining raw materials that are not returnable to vendors and which are not currently used in production during fiscal 2005.


During 2005, we fully reserved for partial reels of completed ACCC core that are not currently able to be wrapped by our existing cable wrapping partner due to the reel length.

NOTE 9 - CONTRACT RIGHTS

The Company has certain rights to technology developed outside of the company. The technology is carried at $0 on the balance sheet.

In 2003, the Company and W.B.G., Inc. ("WBG") were involved in litigation regarding the interpretation and enforcement of a License Agreement dating from 2001. The lawsuits were settled amicably in February 2003, resulting in a revised License Agreement between W. Brandt Goldsworthy & Associates, Inc. ("WBGA") and CTC. The new License Agreement (the "New License Agreement") supersedes the previous License Agreement and grants CTC the exclusive license for use of any components in CTC's Aluminum Conductor Composite Core ("ACCC") products that include items contained in patent claims granted to WBGA by the United States Patent and Trademark Office (the "USPTO").

The Company also has a non-exclusive license for any other pultruded composite core electrical cable designs characterized by WBGA as CRAC-1. The New License Agreement bears a 2% royalty on net sales revenues for that component of ACCC using any patent claim issued to WBGA and a 1% royalty for any component of the CRAC-1 technology, if any, used by CTC, provided WBGA is granted valid patent claims by the USPTO. As of September 30, 2005, no such claims have been granted by the USPTO.. The duration of the New License Agreement is for the life of any patent granted to WBGA by the USPTO for the specific technologies licensed therein.

NOTE 10 - COMMITMENT AND CONTINGENCIES

LEASES

In January 2004, the Company entered into a seven-year lease agreement for a combination manufacturing and office facility in Irvine, California for minimum monthly payments of $73,584. This base rent increases by $3,154 per month on each January 1 anniversary.

The Company leases office equipment with a minimum payment of $1,395 per month. Leases expire through December 2010.

Rent expense was $488,991, and $450,965, for the six months ended March 31, 2006 and 2005, respectively. Future minimum operating lease payments at March 31, 2006 were as follows:

          Year ending March 31,                      Operating Leases

          2007                                       $   1,002,901
          2008                                           1,040,744
          2009                                           1,064,098
          2010                                           1,087,178
          Thereafter                                 $     833,754

In May 2004, the Company entered into a $500,000 sale leaseback of certain of its capital assets. Under the terms of the Master Lease Agreement the Company received $450,000 which was net of a 10% security deposit, and is to make payments of $16,441 per month for 36 months. At the end of the lease period, the Company has the right to renew the lease for an additional 12 months, terminate and return the equipment or purchase the equipment at the greater of fair market value subject to a minimum of 10% and a maximum of 20% of the capitalized cost. The company recognized a gain in the amount of $59,045 from this transaction has deferred the gain and is amortizing the deferred gain to income over the period of the initial lease term.

In June 2004, the Company entered into a $300,000 equipment lease with the same company financing the sale leaseback, above. The Company received $131,421 which was net of a 10% security deposit ($30,000) and direct payment to one vendor ($126,750) and less advance payments. The Company is to make payments of $9,864 per month for 36 months. The terms, at the end of the lease, are the same as above sale leaseback.

During 2005, the Company purchased $455,960 in equipment through a sale-leaseback and direct vendor payment financing with the same company used to finance equipment in 2004. The Company received $208,570 in cash through the sale-leaseback and had $247,390 paid directly to third part vendors and recorded a $13,862 loss on the sale-leaseback transaction. The Company paid a 10% security deposit for the equipment leased and is to make payments of $13,177 per month for 42 months. At the end of the lease period, the Company has the right to renew the lease for an additional 12 months, terminate and return the equipment or purchase the equipment at the greater of fair market value subject to a minimum of 10% and a maximum of 25% of the capitalized cost.

Future minimum capital lease payments under the new leases at March 31, 2006 were as follows:

             12 months ending March 31
             2007                                              $ 481,291
             2008                                                201,177
             2009                                                 32,369
             Thereafter                                               --
                                                               ---------
             Total Payments                                    $ 714,837
             Less:  Amounts representing interest                (64,755)
                                                               ---------
             Fair Value of Capital Leases                      $ 650,082
                                                               ---------
             Less Current Portion                               (426,321)
                                                               ---------
             Non Current Portion                               $ 223,761

Property and equipment under capital leases consisted of the following at March 31, 2006:

             Machinery and Equipment                             $1,282,339
             Accumulated Depreciation                              (677,227)
                                                                 ----------
             Net Property and Equipment                          $  605,112

PROFESSIONAL SERVICES AGREEMENTS

The Company has entered into various consulting agreements for professional and product development services as follows:

o A contract with two professional services corporations for legal, intellectual property, and business advisory consulting services at a rate of $500,000 per year, payable at the Company's option in cash or in registered common stock. In fiscal 2005, the entity was issued 150,000 shares of stock registered under form S-8 in fiscal 2005 for services valued at $325,769. This agreement commenced in March 2002, expired in March 2005 and was extended for three years to March, 2008. The initial agreement also contained the granting of options to purchase up to 1,000,000 shares of common stock pursuant to a Registration Statement under the Securities Act of 1933 on Form S-8 at a price of $0.10 per share. The options vested in pro-rata equal segments in April 2002, January 2003, and January 2004. The options were exercised in fiscal 2005 for cash. Subsequent to quarter end, on January 6, 2006 the principal owner of the two professional services corporations, Michael McIntosh, was appointed a Director of the Company. See also related party disclosure in footnote 10.

o A finder's fee agreement for capital financing with an unrelated party was agreed to in August 2004. This entity was paid $717,500 in August 2004 and $307,500 in December 2004. The contract is complete as of December 22, 2004.

OTHER COMMITMENTS

Letter of Intent

On February 28, 2006, the Company entered into a letter of intent (the "Letter") with EU Energy plc, a United Kingdom corporation ("EU Energy") and stockholders holding more than 70% of EU Energy share capital ("Major EU Energy Stockholders"), by which the parties have agreed to negotiate in good faith towards execution of a mutually satisfactory agreement with respect to the Company's proposed acquisition of the entire share capital of EU Energy.

Subject to the terms and conditions of the Letter, the total purchase price will be approximately USD $60.7 million to be paid by the Company by issuing one-and-a-half share of unregistered, restricted common stock of the Company for each outstanding share of capital stock of EU Energy. Based on EU Energy's representation that it has no more than 26,113,110 shares of capital stock outstanding, the Company expects to issue 39,169,665 shares of its common stock in the proposed acquisition. The deemed price for the Company's common stock is USD $1.55 per share.

Should the parties enter into a definitive, legally binding, written agreement ("Definitive Agreement"), each Major EU Energy Stockholder, officer and director of EU Energy will be required to sign a lock-up agreement prohibiting any sales, transfers or other dispositions of their shares for a period of 12 months following the closing of the proposed acquisition, except for estate planning purposes and sales that constitute the lesser of 5% of his shares or 500,000 shares during any calendar quarter of the 12-month lock-up period on a cumulative basis. In addition, no Major EU Energy Stockholder, officer and director of EU Energy may transfer more than 1,500,000 shares during any calendar quarter.

Commencing on February 28, 2006, the Company and its advisors are entitled to conduct a reasonable investigation of information and materials related to EU Energy's financial, business and legal condition, which terminates 45 days thereafter, unless the Company and EU Energy agree to extend this due diligence period.

The Letter provides that the proposed acquisition will be subject to several closing conditions, including but not limited to obtaining, to the extent required, consents or approvals of shareholders (to the extent applicable), governmental bodies, lenders, lessors and other third parties and compliance with other legal or contractual requirements for or preconditions to the execution and consummation of the Definitive Agreement, absence of material pending or threatened litigation relating to EU Energy or its respective material assets, business and liabilities or the Definitive Agreement, satisfactory completion of the Company's due diligence investigation, no material adverse change in the business, properties, financial condition or prospects of EU Energy or its respective businesses and assets shall have occurred, evidence that the proposed acquisition will not materially affect the terms of EU Energy's existing contracts, execution of [five]-year non-competition agreements by and between each Major EU Energy Stockholder and officer and director of EU Energy, on the one hand, and the Company, on the other, and delivery of closing certificates and other documentation, including without limitation, legal opinion of EU Energy's counsel.

Subject to the terms and conditions of the Letter, EU Energy agrees that, for the period of time from February 28, 2006 to May 29, 2006, unless automatically extended for 30 days if EU Energy's audit of its fiscal year ended March 31, 2006 is delayed, the Major EU Energy Stockholders and EU Energy shall not, and shall cause its affiliates, officers, directors, employees or other agents to not, directly or indirectly, take any action to encourage, solicit or initiate any offer or proposal for, or indication of interest in, any acquisition of EU Energy or any of its assets (other than in the ordinary course of business), whether by way of a merger, consolidation, or other business combination, or the acquisition of fifteen percent or more of EU Energy's voting securities (on a fully-diluted bases) ("Alternative Proposal") or respond to, continue, initiate or engage in discussions or negotiations concerning any Alternative Proposal with, or disclose in connection with any Alternative Proposal any non public information relating to EU Energy or afford access to the properties, books or records of EU Energy to, any person, corporation, partnership, limited liability company or other entity (except the Company and its representatives). In addition, during this period, the Major EU Energy Stockholders and EU Energy shall provide to the Company with notice of and copies of any Alternative Proposal received by such Major EU Energy Stockholder or EU Energy (or a summary of the terms thereof in the case of oral proposals) not later than twenty-four hours after receipt.

The Company and EU Energy further agreed pursuant to the terms of the Letter that Michael Porter will continue to serve as Chief Executive Officer of EU Energy, which will be operated as a wholly-owned subsidiary of the Company after the closing of the proposed acquisition, and that Mr. Porter will be appointed to serve on the Company's board of directors. In addition, prior to and as a condition to closing of the proposed acquisition, EU Energy will complete an audit of all necessary financial statements in accordance with generally accepted accounting principles applicable in the UK and Germany and also reported in the United States of America.

The Company and EU Energy agreed to each be solely responsible for their own respective expenses incurred in connection with the Letter or pursuing or consummating the Definitive Agreement, the proposed acquisition and the transactions contemplated thereby.

Unless the Letter is automatically extended for a 30-day period if the closing of the proposed acquisition cannot occur due to delays with the audit of EU Energy's financial statements for its fiscal year ended March 31, 2006, the Letter terminates as follows: 90 days after the date of acceptance of this Letter without any further action by the parties, at any time by mutual written consent of both parties, upon the closing of the proposed acquisition, or by either the Company or EU Energy by written notice to the other party if there has been a material breach of this Letter by the other party.

BANKRUPTCY AND OTHER CONTINGENCIES

Under our Chapter 11 Bankruptcy filing dated May 5, 2005 the Bankruptcy Court established August 9, 2005 as the bar date for the filing of claims for liabilities or damages that existed prior to May 5, 2005. Substantially all claims filed have been resolved as of the end of December, 2005. Excluding items listed in the litigation Footnote 10, we have three remaining unresolved claims relating to our Chapter 11 Bankrutpcy filing as of March 31, 2006.

A claim was filed by Patricia vanMidde for 250,000 shares of the Company's common stock. VanMidde, a former consultant to the Company, claims that the Company did not issue 250,000 shares of common stock alleged to have been promised in 2004 for services rendered. The Company represents that there was no promise of such a share issuance and believes the claim to be without merit. If the claim is awarded in its entirety, the Company would be obligated to issue the shares and record an expense based on the market price of the stock on the date of issuance. The Company has not recorded an accrual because any potential judgment or settlement is neither probable nor reasonably estimable.

A claim was filed by Zenith Insurance Company "Zenith" for $157,323 based on the results of a workers compensation inquiry for the time period of July, 2004 to January, 2005 representing additional workers compensation premiums due Zenith by the Company. . Zenith and the Company have agreed to resolve the issue through the State of California Workers Compensation Rating Bureau of California
(WCRB) appeals process and to cap any award or resolution at the original claim amount of $157,323. In February, 2006 the Company received a favorable rating from the WCRB and Zenith issued a revised invoice for $100,120 which is included in accounts payable as of March 31, 2006. The Company expects to pay this balance in cash beginning in May, 2006.

During the bankruptcy proceedings before the Judge, the holders of the $15 million August, 2004 Debentures reserved their right to make a claim in the Bankruptcy against the Company for `liquidated damages' allegedly resulting from a delay in the registration of the common shares issuable in the event the Debentures and warrants were converted. The claim, under the terms of the original Debenture agreement, would encompass damages of 2% per month of the remaining principal plus interest at 18% per annum covering the time period from July 1, 2005 to August 19, 2005. The Company has calculated the potential damages at approximately $480,000. The Company believes that no damages are due under this potential claim principally because the registration was delayed as a result of questions relating to the bankruptcy and thus the shares could never have been registered on time. Delays due to the bankruptcy were expressly excluded under the revised Debenture agreement. The Company maintains that no actual damages were caused to the Debenture holders and no accrual has been recorded as of March 31, 2006 as any finding is neither probably nor reasonably estimable. A hearing in front of the bankruptcy court is scheduled for June, 2006.

NOTE 11 - LITIGATION

Tarbox v. Paul Koch, Acquvest, and Composite Technology Corporation (OCSC Case No. 04CC10345):

On October 13, 2004, Michael Tarbox ("Tarbox") filed an action in Orange County Superior Court (Case No. 04-CC-10345) against Paul Koch, Acquvest, CTC and Doe Defendants. Tarbox alleges that Koch made fraudulent transfers to Acquvest and the Doe Defendants for the purpose of avoiding the debt owed to Tarbox. Tarbox alleges that CTC securities were intended to serve as security for a debt owed by Koch to Tarbox. Tarbox alleges that Koch was not a bona fide purchaser of the CTC securities since they received such securities for the benefit of Tarbox. Tarbox further alleges that CTC breached an agreement to pay him a finder's fee in connection with investments made by Koch, since the finder's fees was given to Koch for the benefit of Tarbox. Tarbox alleges that CTC's breach has caused him to suffer damages in excess of $750,000. On November 14, 2004, CTC filed a demurrer to the Complaint, and the other defendants also filed a demurrer. The Court granted leave to amend, and Tarbox then filed an amended Complaint. A demurrer filed by the other Defendants was granted on February 22, 2005, and Tarbox was again granted leave to amend. Tarbox filed a Second Amended Complaint. CTC has answered to Second Amended Complaint. However, since CTC delivered to Koch the finder's fee which Tarbox might have otherwise been entitled to, on April 11, 2003, Tarbox executed a written release, whereby Tarbox released CTC of any obligation to pay him a finder's fee in connection with the introductions made to Paul Koch and Acquvest, Inc. Concurrent with the Bankruptcy filing, the claim was removed to the Bankruptcy Court. On August 9, 2005 Tarbox filed a proof of claim asserting a right to shares and warrants in CTC securities. On April 13, 2006, CTC and Tarbox agreed to settle all outstanding claims and provide for a full release between CTC and Tarbox for $100,000 payable in cash in equal monthly installments commencing on entry of the approval of the settlement by the Bankruptcy court. The Company has accrued this balance in accounts payable as of March 31, 2006.

NOTE 12 - RELATED PARTIES

The Company currently has contracts with two companies owned by its director, Michael McIntosh: a legal services agreement with The McIntosh Group (TMG) for legal and intellectual property services and a consulting agreement with Technology Management Advisors, LLC (TMA) for strategic business advisory services related to technology and international patent and intellectual property filings. The agreements were executed on March 1, 2002 for a term of three years and were renewed in March, 2005 for an additional three years expiring on February 29, 2008. Each contract provides for payment of service fees of $250,000 per annum plus out of pocket expenses. The contracts expire on February 29, 2008.

Prior to March 1, 2005, the Company had one contract with TMA dating from March, 2002 for $500,000 per annum plus incidental and patent related expenses and subcontracted the legal and intellectual property expenses to TMG. The 2002 TMA contract was to have expired on March 31, 2005 but was cancelled effective to February 28, 2005 by the execution of the contracts listed above.

We recorded consulting fees of $125,000 and $250,000 for the three and six months ended March 31, 2006 respectively. We also paid $14,701 and $25,997 of reimbursable expenses for the three and six months ended March 31, 2006, representing pass-through expenses for patent and intellectual property related fees. All of these expenses were recorded to Research and Development expenses for the respective time periods.

As of March 31, 2006 the Company had outstanding balances due to TMA and TMG of $24,299 and $22,633 respectively.

In March, 2005 we issued 150,000 shares of the Company's common stock to Michael McIntosh, registered under an S-8 registration statement, in partial payment of balances due by the Company to TMA and TMG. The Company valued the stock issued at $325,769 and applied this balance to the balances due TMA and TMG for work performed through July, 2005.

In May, 2005, Michael McIntosh exercised 1,000,000 options granted in March, 2002 with an exercise price of $0.10 per share. The options were fully vested as of September 30, 2004 and the Company had previously recorded expense of $513,000 prior to fiscal 2005. Mr. McIntosh was the beneficial owner of these shares as of March 31, 2006.

In November, 2005 we issued 73,961 shares of the Company's common stock to Michael McIntosh, registered under Section 1145 of the Bankruptcy Code for payment of $131,577 outstanding to TMA and TMG and applied this balance for work performed through September 30, 2005.

NOTE 13 - CONVERTIBLE DEBT

The Company has issued three series of Convertible Debt, each described in greater detail below. The beneficial conversion feature and the detachable warrants issued for each series was evaluated under SFAS 133 and EITF 00-19 and the related SEC and AICPA guidance. Based on the nature of the financial instruments, management determined that all derivative instruments and conversion features related to the three series of Convertible Debt should be accounted for as equity instruments.

A. August, 2004 Convertible Debentures:

On August 17, 2004, CTC closed a financing transaction in which it sold 6% convertible debentures (the "August, 2004 Debentures") to select institutional accredited investors, in order to raise a total of $15,000,000. We received $5,000,000 upon closing and $10,000,000 was deposited into a Custodian Account to secure repayment of the Debentures. The Debentures will mature on August 17, 2007. The investors may convert the Debentures into our common stock for $1.67 per share, subject to adjustment (the "Conversion Price").

Concurrent with the debenture financing in August, 2004, the investors also received warrants to purchase an aggregate of 3,453,947 shares of common stock, 50% of which are at an exercise price of $1.75 per share and the balance of which are at an exercise price of $1.82 per share. The combined value of the allocated conversion features of the Debentures and the value allocated to the warrants issued was $6,364,063 which was recorded as paid in capital and as a discount to the Convertible Debentures.

On November 18, 2004 we obtained the release of the $10,000,000 from the custodial account by modifying the terms of the original August, 2004 agreement. In conjunction with the modification, we issued 1,083,592 warrants with an exercise price of $3.23 per warrant valued using the Black-Scholes Merton option pricing model at $1.84 per warrant. We determined that this issuance did not affect the fair value of the beneficial conversion feature of the August, 2004 debentures and we recorded $1,993,523 as additional debt discount that will be amortized over the remaining term of the debentures. See also restatement footnote 3. Until our May 5, 2005 bankruptcy filing, the discount had been amortized to interest expense over the expected duration of the Convertible Debentures which are scheduled for repayment in August, 2007. On May 5, 2005 pursuant to the requirement under Bankruptcy accounting (AICPA SOP 90-7) we adjusted the carrying value of our Debentures to their face value of $15,000,000. This resulted in a non-cash charge to earnings for $6,477,455. The charge reduced the prospective monthly amortization of the debt discount to $0.

Between August 19, 2005 and September 30, 2005 the holders of the convertible debentures converted a total of $4,139,558 of principal to 2,478,777 shares of Common Stock at a conversion price of $1.67 per share. Between October 1, 2005 and December 31, 2005, the holders of the convertible debentures converted a total of $4,480,191 of principal as follows: $3,800,000 of principal was converted at $1.55 per share into 2,000,000 shares of common stock $680,191 of principal was converted at $1.67 per share into 858,913 shares of common stock.

On October 14, 2005, as a result of certain anti-dilutive provisions in the August, 2004 Debenture agreements (as amended), the conversion price decreased from $1.67 per share to $1.55 per share. On October 13, 2005, the conversion price decrease resulted in an increase of the "if converted" of 471,945 shares. The company recorded an additional debt discount of $788,148 calculated as the value of the additional shares issuable at the revised conversion price multiplied by the original $1.67 conversion price. Under bankruptcy accounting, the Company immediately recorded a carrying value adjustment of $788,148 to reduce the debt discount to $0.


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

B.  October, 2005 Convertible Notes

On October 13, 2005, CTC closed a financing transaction in which it sold 6% convertible notes (the "October, 2005 Notes") to select institutional accredited investors, in order to raise a total of $6,000,000. The Notes bear interest at 6% and will mature on January 14, 2007. The Notes are redeemable by the Company for 110% of the principal outstanding. The investors may convert the Notes into our common stock for $1.55 per share (the "Conversion Price") at any time prior to maturity or redemption by the Company.

Concurrent with the issuance of the notes, the investors also received warrants to purchase an aggregate of 1,161,290 shares of common stock, 50% of which are at an exercise price of $1.78 per share and the balance of which are at an exercise price of $1.94 per share. The combined value of the allocated conversion features of the Notes and the value allocated to the warrants issued was $1,834,092 which was recorded as paid in capital and as a discount to the Convertible Notes. Under bankruptcy accounting, the Company immediately recorded a carrying value adjustment of $1,834,092 to reduce the debt discount to $0.

In conjunction with this note issuance, on October 14, 2005, the Company issued 232,258 shares of common stock for services valued at $360,000 to Lane Capital for services rendered to broker the convertible notes. Lane Capital also received warrants to purchase 96,774 shares of common stock at $1.78 per share valued at $0.9452 per warrant and warrants to purchase 96,774 shares of common stock at $1.94 per share valued at $0.9191 per warrant under the same terms as the warrants issued to the investors. The warrants were valued using the Modified Black-Scholes-Merton option pricing model at an aggregate value of $180,416. The key assumptions to value the warrants were a volatility of 100%, a risk free rate of 3.97%, a market price of $1.55 a life of three years, and a 0% dividend yield.

On January 30, 2006 in exchange for the issuance of 1,308,140 shares of restricted common stock , valued at the market price of $1.72 per share or $2,250,000 the holders of the October, 2005 Convertible notes converted the entire principal balance of $6,000,000 at $1.55 per share, and agreed to certain modifications in the Note Purchase Agreement and the related Warrant Agreements. The Company recorded a charge of $2,250,000 into Legal, Professional, and Consulting expense as a result of this transaction in accordance with SFAS 84 "Induced conversions of convertible debt."

Lane Capital Management provided services to facilitate this transaction and was paid $135,000 in 78,489 shares of restricted stock valued at the market price of $1.72 per share.

C.  March, 2006 Bridge Financing

On March 3, 2006, the Company closed a financing transaction in which it sold 14% convertible notes (the "March, 2006 Bridge Notes") to select institutional accredited investors, in order to raise a total of $3,500,000. The Bridge Notes bear interest at 14% payable monthly in arrears and will mature on September 3, 2006. The investors may convert the Bridge Notes into our common stock for $1.55 per share (the "Conversion Price") at any time prior to maturity or redemption by the Company. The notes are redeemable by the Company for 110% of the principal outstanding if the underlying conversion shares are not registered for resale or at 100% of the principal outstanding if the underlying conversion shares have been declared registered for resale by an effective registration statement with the Security & Exchange Commission.

Concurrent with the issuance of the Bridge Notes, the investors also received detachable warrants to purchase in the aggregate of 2,750,000 shares of common stock, 750,000 of which are at an exercise price of $1.55 per share and 2,000,000 of which are at an exercise price of $2.00 per share. In conjunction with this note issuance, the Company paid Lane Capital $180,000 for services rendered.

The combined allocated fair value of the conversion features of the Bridge Notes and the value allocated to the warrants issued was determined to be $1,956,526 which was recorded as a discount to the Convertible Bridge Notes. A total of $294,531 was amortized to interest expense for the three and six months ended March 31, 2006.


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

NOTE 14 - SUBSEQUENT EVENTS

On April 13, 2006, the Company resolved all outstanding issues with Michael Tarbox by agreeing to settle all outstanding claims and provide for a full release between CTC and Tarbox for $100,000 payable in cash in equal monthly installments commencing on entry of the approval of the settlement by the Bankruptcy court. The Company has accrued this balance as an accrued litigation settlement as of March 31, 2006.

On April 26, 2006, the Company agreed to terms with Zenith Insurance Company regarding their bankruptcy claim. The revised balance due was calculated based on a revised classification obtained from the Workers Compensation Rating Bureau. The Company expects to pay the balance due beginning in May, 2006 and has recorded an accrual of $101,000 in accounts payable as of March 31, 2006.


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